EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Logility, Inc.:

We consent to the use of our report dated July 16, 2007, with respect to the consolidated balance sheets of Logility, Inc. and subsidiary (the “Company”) as of April 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended April 30, 2007, and the consolidated financial statement schedule incorporated herein by reference in the Registration Statement on Form S-8 of the Company. Our report on the consolidated financial statements refers to a change in accounting for stock-based compensation in 2007.

/s/ KPMG LLP

Atlanta, Georgia

August 29, 2007